SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 23 November 2015

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland

Redemption of the 2009 Preference Stock

23 November 2015

Redemption of 2009 Prefs

The Governor and Company of the Bank of Ireland (the 'Bank' or 'Bank of Ireland') announces that it will exercise its discretion to redeem the remaining €1.3 billion 10.25% 2009 Preference Stock (the "2009 Prefs") for €1.3 billion on 4 January 2016. The 2009 Prefs were originally issued on 31 March 2009 to the Irish State. In December 2013, the Bank facilitated the sale by the Irish State of the 2009 Prefs to private investors and the Bank committed at that stage not to redeem them prior to 1 January 2016. The redemption of the 2009 Prefs marks a further significant milestone for the Group, while honouring that commitment.

Richie Boucher, Group CEO, commented "The redemption of the 2009 Preference Stock is an important event for the Bank of Ireland. Their redemption at the earliest possible date is beneficial for our ordinary shareholders, while honouring commitments we gave to the 2009 Preference Stock investors in 2013. The redemption represents further delivery against a key strategic priority of the Group, and is possible because of the progress we continue to make across our businesses, which is reflected in the strength of our organic capital generation."

Further Details

Bank of Ireland announces that it has received consent from the European Central Bank ('ECB'), as competent authority, under Article 78 of the Capital Requirements Regulations to redeem the remaining 1,300,000,000 units of 2009 Prefs of the Bank.

In accordance with the terms of the ECB consent, the 2009 Prefs have been de-recognised and excluded from Common Equity Tier 1 ('CET1') regulatory capital with immediate effect. As at 30 September 2015, the Bank of Ireland Group's fully loaded CET1, Transitional CET1 and Total capital ratios were:

Capital Ratios	30 Sep 2015	30 Sep 2015 Excl. 2009 Prefs
CET1 ratio - Transitional	15.8%	13.3%
CET1 ratio - Fully Loaded	10.6%	10.6%
Total Capital Ratio	20.7%	18.2%

The Bank hereby gives notice of its exercise of its discretion to redeem the 2009 Prefs on 4 January 2016 and to issue a redemption notice to Baggot Securities Limited, as current holder of the stock, in accordance with the relevant byelaws of the Bank.

For further information please contact:

Bank of Ireland
Andrew Keating           Group Chief Financial Officer                  +353 (0)766 23 5141
Brian Kealy                    Head of Capital Management                 +353 (0)766 23 4719
Mark Spain                    Director of Group Investor Relations    +353 (0)766 23 4850
Pat Farrell                       Head of Group Communications            +353 (0)766 23 4770

Forward Looking Statement
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the "Group") plans and its current goals and expectations relating to its future financial condition and performance, the markets in which it operates, and its future capital requirements. These forward-looking statements often can be identified by the fact that they do not relate only to historical or current facts. Generally, but not always, words such as 'may,' 'could,' 'should,' 'will,' 'expect,' 'intend,' 'estimate,' 'anticipate,' 'assume,' 'believe,' 'plan,' 'seek,' 'continue,' 'target,' 'goal', 'would,' or their negative variations or similar expressions identify forward-looking statements, but their absence does not mean that a statement is not forward looking. Examples of forward-looking statements include among others, statements regarding the Group's near term and longer term future capital requirements and ratios, level of ownership by the Irish Government, loan to deposit ratios, expected impairment charges, the level of the Group's assets, the Group's financial position, future income, business strategy, projected costs, margins, future payment of dividends, the implementation of changes in respect of certain of the Group's pension schemes, estimates of capital expenditures, discussions with Irish, United Kingdom, European and other regulators and plans and objectives for future operations.

Nothing in this document should be considered to be a forecast of future profitability or financial position and none of the information in this document is or is intended to be a profit forecast or profit estimate. Any forward-looking statement speaks only as at the date it is made. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 23 November 2015